NEWS RELEASE

Release 3-2006

February 3, 2006	Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

WESTERN SILVER PHASE 16B DRILLING EXTENDS PEÑASCO
MINERALZATION TO THE WEST

Hole W-338 mineralized for 420 meter interval averaging 0.91 g/t gold and 55 g/t silver

VANCOUVER, B.C. - Western Silver Corporation today announced that assay results from Phase 16B drilling have extended the mineralized zone at Peñasco by at least 150 meters to the southwest. One hole, WC-338, drilled at -60 degrees from east to west, was mineralized from 162 meters to 806 meters with a 420 meter interval (beginning at 386 meters) averaging 0.91 g/t gold, 55 g/t silver, 0.60% lead and 1.00% zinc.

Another hole, WC-334, drilled due north at -50 degrees from a point 50 meters east and 300 meters south of the WC-338 collar intersected 478 meters of mineralization beginning at a depth of 154 meters averaging 1.87 g/t gold, 31 g/t silver, 0.21% lead and 0.63% zinc. The area west and south of these holes is currently being grid drilled with four rigs and has the potential to significantly increase the size of the mineral resource at Peñasco.

In total 12 holes were drilled totaling 8,146 meters. Nine of the twelve holes are located at Peñasco, with two holes drilled at La Palma and one in the Azul breccia.

Two holes drilled adjacent to WC-334 at Peñasco (WC-339 and WC-340) also contain strong mineralization. WC-340, drilled due north at -50 degrees from a point 100 meters north of WC-334, contains 362 meters beginning at 94 meters averaging 0.93 g/t gold, 72 g/t silver, 0.65% lead and 1.73% zinc. Included within this zone is a 10 meter interval from 352 to 362 meters averaging 8.47g/t gold, 637 g/t silver, 0.72% lead and 7.24% zinc.

Holes WC-332, WC-335, WC-336 and WC-341 are infill holes in southern and eastern Peñasco that contain thick mineralized intervals with gold values from 0.70 g/t to 1.01 g/t. Hole WC-331 was drilled due west at -60 degrees from a site 300 meters north of WC-338. The hole contains a thick section of low-grade mineralization and intersected the western breccia contact at a downhole depth of 763.6 meters. It is possible that additional drilling west of WC-331 to intersect the breccia contact at shallower levels will encounter higher grades.

Two holes at La Palma (WC-333 and WC-337) and one hole in the Azul breccia (WC-342) contain low-grade mineralization.

03-2006

Assay results for holes WC-331 through WC-342 are reported in this release. Assays for three additional holes (WC-343, WC-344 and WC-345) were delayed over the Christmas break and will be reported with Phase 17 results. An updated map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com

Phase 17 drilling resumed in mid-January. Five rigs are currently operating in the Peñasco area with primary focus on drilling off the southwestern zone. Phase one drilling has also commenced on the adjacent Noche Buena prospect with one rig. An updated Peñasco resource calculation incorporating Phase 15 and 16 drill holes is in progress.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Tom Patton, President and COO, 604-638-2504
Gerald Prosalendis, VP Corporate Development, 604-638-2495

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

03-2006

Hole	Zone	From [m]	To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC-331	Peñasco W	46.00	88.00*	42.00	137.76	0.19	32	0.23	0.43
		458.00	884.00	426.00	1397.28	0.22	18	0.17	0.41

WC-332	Peñasco S	78.00	94.00*	16.00	52.48	0.48	99	2.20	0.32
		134.00	230.00	96.00	314.88	0.44	13	0.23	0.38
		246.00	356.00	110.00	360.80	1.01	22	0.08	0.71

WC-333	La Palma	348.00	354.00	6.00	19.68	1.20	114	1.13	3.19
		416.00	478.00	62.00	203.36	0.17	19	0.16	0.60

WC-334	Peñasco SW	154.00	632.00	478.00	1567.84	1.87	31	0.21	0.63
	includes	340.00	506.00	166.00	544.48	3.74	39	0.09	0.73

WC-335	Peñasco SE	72.00	268.00	196.00	642.88	0.16	16	0.22	0.43
		292.00	788.82	496.82	1629.57	0.80	33	0.13	0.53

WC-336	Peñasco NE	98.00	696.00	598.00	1961.44	0.75	21	0.23	0.50

WC-337	La Palma	212.00	372.00	160.00	524.80	0.21	22	0.26	0.63
	includes	316.00	332.00	16.00	52.48	0.50	64	0.73	1.15

WC-338	Peñasco W	162.00	220.00	58.00	190.24	0.60	10	0.22	0.34
		262.00	280.00	18.00	59.04	0.06	43	0.33	0.68
		308.00	332.00	24.00	78.72	0.28	15	0.19	0.37
		386.00	806.00	420.00	1377.60	0.91	55	0.60	1.00
	includes	426.00	478.00	52.00	170.56	2.13	119	1.47	2.13

WC-339	Peñasco SW	102.00	430.99	328.99	1079.09	0.36	34	0.37	0.76
	includes	170.00	228.00	58.00	190.24	0.60	63	0.71	1.70

WC-340	Peñasco SW	25.50	94.00*	68.50	224.68	0.24	26	0.44	0.24
		94.00	456.00	362.00	1187.36	0.93	72	0.65	1.73
	includes	334.00	382.00	48.00	157.44	3.30	201	1.10	4.17
	includes	352.00	362.00	10.00	32.80	8.47	637	0.72	7.24

WC-341	Peñasco E	9.14	90.00*	80.86	265.22	0.43	43	0.19	0.16
		90.00	376.00	286.00	938.08	0.46	35	0.49	0.98
		408.00	814.12	406.12	1332.07	0.70	44	0.47	1.20

WC-342	Azul breccia	514.00	680.00	166.00	544.48	0.13	19	0.30	0.52
*oxide mineralization

Core and RC samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. All samples were also analyzed for gold and silver using a 30 gram fire assay with gravimetric finish. A series of property specific standards and blanks are routinely submitted with each batch of samples. Independent laboratory check assaying is also routinely performed on randomly selected reject samples. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps.

N
El Sotol
230,000E
Peñasco
Outcrop Breccia
Bx
La Palma Target
to Cedros
WC-331-05
El Chamisal
WC-343-05
WC-337-05
WC-338-05
WC-335-05
to Mazapil
WC-344-05
WC-345-05
WC-339-05
WC-340-05
WC-332-05
WC-334-05
WC-333-05
2,728,000N
2,728,000N
Azul NE
Azul Breccia
WC-342-05
Chile Colorado Deposit
LEGEND
Qal
Alluvium
Bx
Diatreme Breccia
Phase 16B Holes 2005
2005 Core Holes
Drill Holes
Faults
Qal
Colorado Sur
Western Silver Corporation
PEÑASQUITO PROJECT
DRILL HOLE PLAN
Scale
0m
250m
500m
230,000E